For Immediate Release

CNSX:QSS

.

QMI Announces Appointment of

Gurdeep Johal t  o Board of Directors

April 5 2011, VANCOUVER, BC   : QMI SE ISMIC INC.  (CNSX: QSS)   (the  “Company”  or “QMI”)

announce s  the  appoint ment  of  Mr.  Gurdeep  Johal  to    the  Board   of  Directors.    Mr.  Johal  brings

considerable  experience  within  the  regulatory  an  d  compliance  aspects  of    public  companies.    H  e

currently   acts  as  a  consultant  and  advisor  for  publicly  listed  compa  nies  providi ng  manage ment services.

The Company also announces th   at it  has accepted  the resignation of   Mr. Parmjit Johal   from the board of

directors and wishes him success in his future endeavours.

About Q MI:

QMI  is  a  marketer  and  distributor  of  advanced  commercial,  industrial  and  residential  electronic  safety  systems that detect the presence of gas leaks, water leaks, and seismic vibrations and then signals controls to shut off gas

valves,  water  valves,  and  power  inputs.   QMI  holds  distributions  agreements  for  various  international  regions

for  products  with  patented  technology  which  allow  for  remote  gas  and  water  shutoff.   The  seismic  detection

products  which  it  markets  and  distributes  are  used  by  some  of  the  world’s  largest  companies  and  organizations

including  NASA  and  G.E.  Rail.    The  advanced  early  warning  systems  are  designed  to  remotely  shut-off utilities in the event of an earthquake and provide early warning to households.

Navchand  Jagpal,  President

QMI SEISMI C INC.

1250 West Hastings Stree  t

Vancouver, BC

V6E 2M4

“The state ments in this press  Release ma y contain forward  looking sta tements tha t involve a nu mber of  risks and

unce rtain ties. Actual   events or results co uld differ  materially fr om the Company’s  expectation s and projections.”

THE CANADIAN NATIONAL  STOCK EXCHANGE HAS NOT  REVIEWED AND  DOES  NOT  ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF  THIS RELEASE.